OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 38

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 4, 2007

POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On May 4, 2007, the Company issued the press release attached hereto as Exhibit 99.1.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits

(c)   *Exhibits*

99.1 Press Release of PowerCold Corporation, dated May 4, 2007

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Francis L. Simola

_____

Francis L. Simola
Chairman and CEO

Date: May 4, 2007

Exhibit 99.1

News Release

PowerCold Receives Orders for WDFC Evaporative Fluid Coolers From Wal-Mart for Five Supercenters

San Antonio, TX, May 4, 2007 – PowerCold Corporation (PWCL:PK) announced today that the company received purchase orders for its WDFC Evaporative Fluid Coolers from Wal-Mart Stores, Inc. (NYSE:WMT) for five Supercenters with expected deliveries during the third quarter of 2007.

The WDFC product incorporates PowerCold's PlexCoil®, a newly developed proprietary heat exchanger, which uses DuPont™ Caltrel® engineered polymer materials. The WDFC supports Wal-Mart's green building initiatives to reduce energy and water consumption, and refrigerant charge.

PowerCold Corporation designs, develops and markets unique HVAC products and systems used in converting dry cooling systems to evaporative cooling systems. PowerCold's proprietary energy efficient products reduce power costs for air conditioning and refrigeration over air-cooled heat rejection.

Contact: Frank Simola 215-248-2836
Email: pwcl@powercold.com
Website: http://www.powercold.com

PowerCold® and PlexCoil® are registered trademarks of PowerCold Corporation.
DuPont™ and Caltrel® are trademarks of DuPont or its affiliates and are used under license by PowerCold Corporation.

The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including the inability to generate and secure the necessary product sale, or the lack of acceptance of the company's products by its customers. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.